EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.

(an Exploration Stage Company)

Consolidated Financial Statements

For the Years Ended January 31, 2018, 2017, and 2016

(Expressed in Canadian Dollars)

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at January 31, 2018 and 2017 and for the years ended January 31, 2018, 2017, and 2016 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
May 31, 2018	May 31, 2018

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Coral Gold Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. (the “Company”), which comprise the consolidated statements of financial position as at January 31, 2018 and January 31, 2017, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended January 31, 2018, 2017 and 2016, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2018 and January 31, 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/S/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

May 31, 2018

We have served as the Company’s auditor since 2013.

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	Note	January 31, 2018	January 31, 2017

ASSETS
Current assets
Cash and cash equivalents		$14,321,433	$54,847
Term deposits		3,694,415	-
Other amounts receivable		87,960	5,693
Prepaid expenses		32,237	13,177
Total current assets		18,136,045	73,717

Exploration and Evaluation Assets	6	199,848	19,258,358
Property and Equipment	8	1,079	92,488
Royalty Receivable	9	3,540,753	-
Investments	10	60,057	133,195
Reclamation Bonds	11	-	83,277
Total assets		$21,937,782	$19,641,035

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$48,303	$76,923
Amounts payable to related parties	13b	39,865	114,322
Current income tax liability		2,751,000	-
Total current liabilities		2,839,168	191,245

Reclamation Provision	14	-	559,257
Deferred Tax Liability	19	42,000	1,043,000
Total liabilities		2,881,168	1,793,502

EQUITY
Share Capital	12	44,356,316	45,495,382
Equity Reserves		1,182,299	1,071,804
Accumulated Other Comprehensive Income		23,808	81,077
Accumulated Deficit		(26,516,129)	(28,811,050)
Equity Attributable to Equity Holders of the Company		19,046,294	17,837,213
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		19,056,614	17,847,533
Total Liabilities and Equity		$21,937,782	$19,641,035

Commitments – Note 15

Approved by the Board of Directors on May 31, 2018:

/s/ David Wolfin Director	/s/ Gary Robertson Director

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Operations and Comprehensive Income (Loss) For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

	Note	2018	2017	2016

Operating and Administrative Expenses
Consulting fees		$97,500	$17,915	$2,663
Depreciation		1,670	2,207	2,290
Directors’ fees		33,750	18,000	18,000
Finance costs	14	6,786	18,240	17,389
Impairment of exploration and evaluation assets	7	-	-	212,519
Investor relations		60,603	97,977	7,698
Management fees		154,500	30,000	30,000
Office and miscellaneous		28,123	40,029	10,632
Professional fees		169,845	215,740	67,295
Listing and filing fees		69,670	23,327	39,491
Salaries and benefits		159,457	91,470	73,031
Share-based payments	12	565,250	7,865	157,142
Travel		28,828	17,296	4,043
		1,375,982	580,066	642,193

Loss Before Other Items and Income Taxes		(1,375,982)	(580,066)	(642,193)

Other Items
Gain on sale of exploration and evaluation assets	5	5,871,719	-	-
Finance income		117,379	-	-
Gain on sale of investments	10	93,693	-	27,059
Foreign exchange gain (loss)		(907,286)	21,927	(9,595)
Loss on sale of fixed asset		(34,183)	-	-
Gain on forgiveness of debt		-	-	5,250
Income (Loss) Before Income Taxes		3,765,340	(558,139)	(619,479)
Income Tax Recovery (Expense)
Current income tax expense		(2,751,000)	-	-
Deferred income tax recovery (expense)	19	1,001,000	(423,000)	670,000
		(1,750,000)	(423,000)	670,000
Net Income (Loss)		2,015,340	(981,139)	50,521
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	10	(57,269)	40,449	(46,960)
Comprehensive Income (Loss)		$1,958,071	$(940,690)	$3,561
Earnings (Loss) per Share - Basic and Diluted		$0.04	$(0.02)	$0.00

Weighted Average Number of Common Shares Outstanding	3
Basic		47,570,158	48,396,734	44,200,953
Diluted		50,509,282	48,396,734	44,200,953

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Changes in Equity For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total
Balance, January 31, 2015		42,825,337	$45,205,901	$768,274	$1,916,575	$2,684,849	$87,588	$(29,723,877)	$10,320	$18,264,781
Common shares issued for cash:
Private Placements	12	5,000,000	162,500	-	87,500	87,500	-	-	-	250,000
Less: Share issuance costs		-	(1,126)	-	-	-	-	-	-	(1,126)
Share-based payments	12	-	-	13,446	143,696	157,142	-	-	-	157,142
Transfer of expired/cancelled options and warrants		-	-	(118,000)	(1,725,445)	(1,843,445)	-	1,843,445	-	-
Unrealized gain on investment in securities, net of tax	10	-	-	-	-	-	(46,960)	-	-	(46,960)
Net income for 2016		-	-	-	-	-	-	50,521	-	50,521
Balance, January 31, 2016		47,825,337	$45,367,275	$663,720	$422,326	$1,086,046	$40,628	$(27,829,911)	$10,320	$18,674,358
Common shares issued for cash:
Exercise of stock options	12	25,000	10,250	(4,250)	-	(4,250)	-	-	-	6,000
Exercise of warrants and compensation options		1,000,000	117,857	-	(17,857)	(17,857)	-	-	-	100,000
Share-based payments	12	-	-	7,865	-	7,865	-	-	-	7,865
Unrealized loss on investment in securities, net of tax	10	-	-	-	-	-	40,449	-	-	40,449
Net loss for 2017		-	-	-	-	-	-	(981,139)	-	(981,139)
Balance, January 31, 2017		48,850,337	$45,495,382	$667,335	$404,469	$1,071,804	$81,077	$(28,811,050)	$10,320	$17,847,533
Common shares issued for cash:
Exercise of stock options	12	510,000	249,209	(98,609)	-	(98,609)	-	-	-	150,600
Exercise of warrants and compensation options		3,965,000	481,315	-	(76,565)	(76,565)	-	-	-	404,750
Less: Share issuance costs		-	(5,850)	-	-	-	-	-	-	(5,850)
Common shares returned to treasury and cancelled	12	(4,150,000)	(1,411,000)	-	-	-	-	-	-	(1,411,000)
Common shares repurchased and cancelled		(911,500)	(320,431)	-	-	-	-	-	-	(320,431)
Common shares repurchased in treasury		(432,500)	(132,309)	-	-	-	-	-	-	(132,309)
Share-based payments	12	-	-	565,250	-	565,250	-	-	-	565,250
Transfer of expired/cancelled options and warrants		-	-	(269,581)	(10,000)	(279,581)	-	279,581	-	-
Unrealized gain on investment in securities, net of tax	10	-	-	-	-	-	(57,269)	-	-	(57,269)
Net income for 2018		-	-	-	-	-	-	2,015,340	-	2,015,340
Balance, January 31, 2018		47,831,337	$44,356,316	$864,395	$228,515	$1,182,299	$23,808	$(26,516,129)	$10,320	$19,056,614

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD. Consolidated Statements of Cash Flows For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

	Note	2018	2017	2016

CASH PROVIDED BY (USED IN):

Operating Activities
Net income (loss)		$2,015,340	$(981,139)	$50,521
Adjustments for non-cash items:
Current income tax expense		2,751,000	-	-
Deferred income tax expense (recovery)		(1,001,000)	423,000	(670,000)
Depreciation		1,670	2,207	2,290
Finance costs		6,786	18,240	17,389
Foreign exchange gain (loss)		(507,302)	(37,713)	55,070
Gain on sale of investments		(93,693)	-	(27,059)
Gain on forgiveness of debt		-	-	(5,250)
Gain on sale of exploration and evaluation assets		(5,871,719)	-	-
Impairment of exploration and evaluation assets		-	-	212,519
Share-based payments		565,250	72,398	157,142

		(2,133,668)	(503,007)	(207,378)
Net change in non-cash working capital	18	(113,747)	44,324	(2,668)

		(2,247,415)	(458,683)	(210,046)

Investing Activities
Expenditures on exploration and evaluation assets		(265,059)	(126,658)	(191,679)
Proceeds on sale of mineral property		20,184,056	-	-
Proceeds on sale of investments		109,562	-	33,385
Increase in term deposits		(3,694,415)
Decrease in reclamation bond		83,277	-	571,497

		16,417,421	(126,658)	413,203

Financing Activities
Issuance of shares for cash, net		96,760	41,467	248,874

Effect of exchange rate fluctuations on cash and equivalents		(180)	(1,243)	358

Change in cash and equivalents		14,266,586	(545,117)	452,389
Cash and cash equivalents, beginning of year		54,847	599,964	147,575

Cash and cash equivalents, end of year		$14,321,433	$54,847	$599,964

Cash and cash equivalents consists of:
Cash		$5,722,848	$54,847	$599,964
Term deposits		8,598,585	-	-

		$14,321,433	$54,847	$599,964

Supplementary cash flow disclosures – Note 18

The accompanying notes are an integral part of the consolidated financial statements

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCQX, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or alternatively the ability of the Company to raise financing.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s presentation currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The accounting policies in Note 3 have been applied consistently to all periods presented.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 31, 2018.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in net income or loss for the year.

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a) Impairment of equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

b) Valuation of share-based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

c) Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

d) Measurement of royalty receivable

The Company considered the fair value of the Company’s royalty receivable relating to the Robertson Property as the present value of the minimum payments that will be made, regardless if the Robertson Property enters the production stage and earns revenues. The valuation method requires the input of a discount rate, and takes into account the timing of the payments, which have been outlined in the transaction. Changes in the input assumptions such as the discount rate can materially affect the fair value estimate.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its US subsidiaries as follows:

	Ownership Interest	Jurisdiction	Nature of Operations

Coral Resources, Inc.	100%	Nevada, USA	Exploration Company

Coral Energy Corporation	100%	California, USA	Holding Company

Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, royalty receivable, investments, accounts payable and amounts payable to related parties. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalent and term deposits as FVTPL and royalty receivable as loans and receivables. Investments in related companies are classified as available for sale, and accounts payable and amounts payable to related parties are classified as other liabilities.

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into known amounts of cash.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties and capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in exploration and evaluation assets prior to commercial production.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine development properties, and subsequently amortized over the life of the resources associated with the area of interest once mining operations have commenced.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and impairment. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

Property and equipment are depreciated annually using the following methods and rates:

Buildings	10% declining balance
Computer hardware	20% declining balance
Equipment	20% declining balance
Vehicles	5 years straight line

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of comprehensive income or loss.

Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of property and equipment. Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

At each financial reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the year.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, included directly attributable costs is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from accumulated deficit.

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrants are allocated based on the relative fair value approach which considers the value determined by the Black-Scholes option pricing model for the warrants.

Share-based payment transactions

The share option plan allows Company employees, directors and consultants to acquire shares of the Company. All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. For non-employees, share-based payments are measured at the fair value goods and services received or the fair value or the fair value of the equity instruments issued, if it is determined the fair value cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to equity reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from equity reserves to accumulated deficit.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas. The reclamation provisions are initially recorded with corresponding increase to the carrying amount of related mineral properties.

When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the risk-free interest rate applicable to the future cash outflows, which is accreted over time through periodic charges to income or loss.

Income (loss) per share

The Company presents basic and diluted income (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. For the year ended January 31, 2018, the diluted weighted average number of common shares outstanding includes 606,119 dilutive stock options and 2,333,005 dilutive warrants. For the years ended January 31, 2017 and 2016, diluted income (loss) per share is the same as basic income (loss) per share as the effects of including all outstanding options and warrants would be anti-dilutive.

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

- 14 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

4. RECENT ACCOUNTING PRONOUNCEMENTS

Changes in accounting standards not yet effective:

The following accounting standards were issued but not yet effective as of January 31, 2018:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the nature, amount, timing and uncertainty of revenue arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company currently has no revenues, and is not expecting any impact on its consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9, with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The Company expects the above potential changes to be the only impacts, as the Company currently has no hedging arrangements. The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at January 31, 2018, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the assessment of the potential impact is subject to change.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

- 15 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

5. DISPOSITION OF EXPLORATION AND EVALUATION ASSETS

On June 8, 2017, the Company announced that it has closed the previously announced purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick. The Robertson Property sold to Barrick includes four contiguous claim groups known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the portions of mining claims known as the Norma, Sass, Eagle, and JDN, which will remain owned by the Company.

The sale consideration is as follows:

•	Payment to the Company of US$15.75 million (approximately Cdn $21.84 million based on foreign exchange rates) in cash;

•	The return of 4,150,000 common shares of the Company held by Barrick (which represented approximately 8.5% of the Company’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company; and

•	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party.

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to the Company of US$0.5 million, which will be non-refundable and fully credited against any future obligations under the NSR.

The fair value of the royalty receivable (Note 9) was estimated based on the present value of the advance royalty payments, using a discount rate of 5.04%.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

As a result of the transaction, the Company recorded a gain of $5,871,719, net of transaction costs, which has been included in Other Items on the consolidated statements of operations and comprehensive income (loss).

- 16 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf & Norma Sass Claims	Eagle & JDN Claims	Other	Total

Balance, January 31, 2016	$19,092,549	$99,801	$2	$1	$19,192,353

Exploration costs during the year:
Consulting	37,440	25,237	-	-	62,677
Lease payments	31,775	-	-	-	31,775
Taxes, licenses and permits	7,832	7,516	14,690	-	30,038
Mapping	332	-	-	-	332
Change in reclamation estimate	(58,817)	-	-	-	(58,817)

Balance, January 31, 2017	$19,111,111	$132,554	$14,692	$1	$19,258,358

Exploration costs during the year:
Consulting	25,717	-	-	-	25,717
Drilling	-	-	8,143	-	8,143
Lease payments	5,168	-	-	-	5,168
Royalties	-	22,664	-	-	22,664
Taxes, licenses and permits	7,129	7,377	14,417	-	28,923
Proceeds from sale of mineral property (Note 5)	(19,149,125)	-	-	-	(19,149,125)

Balance, January 31, 2018	$-	$162,595	$37,252	$1	199,848

The Company has certain interests in 108 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a) Norma Sass Property – 100% interest

The Company holds a 100% interest in the 36 Norma Sass mining claims located in Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table.

b) JDN Hilltop Crest – 100% interest

The Company holds a 100% interest in 27 claims in the Hilltop District, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

c) Eagle Claims – 100% interest

The Company holds a 100% interest in 45 claims in the Eagle Claims situated in the Shoshone Range, Lander County, Nevada. Expenditures incurred on the Ruf claims have been classified to JDN and Eagle claims in the exploration expenditure table.

- 17 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

6. EXPLORATION AND EVALUATION ASSETS (continued)

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these consolidated financial statements.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

7. IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

The Company reviews the carrying amounts of its long‐term assets at each consolidated statement of financial position date to determine whether there is any indication that those assets are impaired.

Based on the assessment performed at, and throughout the years ended, January 31, 2018 and 2017, there were no impairments or write-offs during the year.

During the year ended January 31, 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The value attributed to the claims of $212,519 was written-off as a charge to operations and is included in net loss in 2016.

- 18 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

8. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$	$
COST
Balance at January 31, 2016	84,127	18,708	6,920	5,926	3,459	119,140
Additions (Disposals)	-	-	-	-	-	-
Balance at January 31, 2017	84,127	18,708	6,920	5,926	3,459	119,140
Additions (Disposals)	(84,127)	(18,708)	-	-	-	(102,835)
Balance at January 31, 2018	-	-	6,920	5,926	3,459	16,305

ACCUMULATED DEPRECIATION
Balance at January 31, 2016	-	9,822	6,920	5,559	2,143	24,444
Depreciation	-	1,872	-	73	263	2,208
Balance at January 31, 2017	-	11,694	6,920	5,632	2,406	26,652
Depreciation	-	(11,694)	-	57	211	(11,426)
Balance at January 31, 2018	-	-	6,920	5,689	2,617	15,226

CARRYING VALUE
At January 31, 2017	84,127	7,014	-	294	1,053	92,488
At January 31, 2018	-	-	-	237	842	1,079

- 19 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

9. ROYALTY RECEIVABLE

A reconciliation of the royalty receivable balance at January 31, 2018, is as follows:

	January 31, 2018	January 31, 2017
Beginning balance	$-	$-
Royalty received for exploration and evaluation asset (Note 5)	3,603,680	-
Finance income	117,379	-
Change in foreign exchange rate	(180,306)	-
	$3,540,753	$-

10. INVESTMENTS

At January 31, 2018, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value
Available-for-sale shares:
Levon Resources Ltd.	40,000	$2,116	$17,684	$19,800
VBI Vaccines Inc.	8,000	16,927	22,033	38,960
Great Thunder Gold Corp.	10,819	866	431	1,297

		$19,909	$40,148	$60,057

At January 31, 2017, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	220,000	$11,637	$65,363	$77,000
VBI Vaccines Inc.	11,000	23,274	32,056	55,330
Great Thunder Gold Corp.	17,829	1,297	(432)	865

		$36,208	$96,987	$133,195

During the year ended January 31, 2018, the Company recorded an unrealized loss of $57,269 (2017 – gain of $40,449; 2016 – loss of $46,960) on investments in marketable securities, representing the change in fair value during the year.

During the year ended January 31, 2018, the Company sold 180,000 (2017 – Nil, 2016 - Nil) shares of Levon Resources Ltd. for gross proceeds of $79,070 (2017 - $Nil, 2016 - $Nil) and 3,000 (2017 – Nil, 2016 - Nil) shares of VBI Vaccines Inc. for gross proceeds of $23,061 (2017 - $Nil, 2016 - $Nil). As a result, the Company recorded a gain on sale of investments of $87,320 for the year ended January 31, 2018 (2017 – $Nil, 2016 – $Nil).

- 20 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

11. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed.

In the past, the Company held reclamation deposits to cover the reclamation bonds. However, the cash was deemed to be more useful in working on the Company’s mineral properties that alternative bonds were arranged. As at January 31, 2018, the total reclamation deposits were $Nil (US$Nil) (January 31, 2017 - $83,277 (US$64,000)).

12. SHARE CAPITAL AND SHARE-BASED PAYMENTS

a) Authorized

Unlimited common shares without par value. All shares outstanding are fully paid.

b) Issued during 2018 and 2017

During the year ended January 31, 2018, the Company issued 510,000 common shares upon the exercise of stock options for gross proceeds of $150,600.

During the year ended January 31, 2018, the Company issued 3,965,000 common shares upon the exercise of warrants for gross proceeds of $404,750.

During the year ended January 31, 2017, the Company issued 25,000 common shares upon the exercise of stock options for gross proceeds of $6,000.

During the year ended January 31, 2017, the Company issued 1,000,000 common shares upon the exercise of warrants for gross proceeds of $100,000.

c) Share repurchases and cancellations

During the year ended January 31, 2018, and pursuant to the closing of the transaction with Barrick (Note 5), 4,150,000 common shares of the Company were returned and cancelled.

On June 26, 2017, the Company announced that the TSX Venture Exchange (”TSX-V”) has accepted the Company’s Notice for its normal course issuer bid (the “Bid”).

Pursuant to the Bid, the Company may purchase up to 3,844,000 common shares up until June 26, 2018, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates).

During the year ended January 31, 2018, the Company purchased 1,254,000 common shares and cancelled 911,500 common shares pursuant to the Bid. As at January 31, 2018, the Company held 342,500 treasury shares.

- 21 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

12. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

d) Share purchase warrants

A summary of the share purchase warrants issued, exercised and expired during the years ended January 31, 2018, and 2017, is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, January 31, 2016	8,649,500	$0.12
Exercised	(1,000,000)	$0.10
Balance, January 31, 2017	7,649,500	$0.12
Exercised	(3,965,000)	$0.10
Expired	(200,000)	$0.10
Balance, January 31, 2018	3,484,500	$0.15

Details of share purchase warrants outstanding as of January 31, 2018 and 2017 are as follows:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	January 31, 2018	January 31, 2017

September 10, 2017	$0.10	-	2,500,000
July 17, 2018	$0.15	3,484,500	3,649,500
January 14, 2018	$0.10	-	1,500,000
		3,484,500	7,649,500

e) Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2017 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than 10 years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

For the years ended January 31, 2018 and 2017, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding and exercisable, January 31, 2016	3,170,000	$0.28
Exercised	(25,000)	$0.24
Stock options outstanding and exercisable, January 31, 2017	3,145,000	$0.28
Granted	1,775,000	$0.36
Exercised	(510,000)	$0.30
Cancelled	(115,000)	$0.29
Expired	(900,000)	$0.39
Stock options outstanding and exercisable, January 31, 2018	3,395,000	$0.29

- 22 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

12. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

e) Stock options (continued)

A summary of stock options outstanding as at January 31, 2018 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiry Date
1,150,000	$0.240	1.12	March 14, 2019
100,000	$0.125	2.68	October 6, 2020
100,000	$0.150	2.68	October 6, 2020
100,000	$0.175	2.68	October 6, 2020
100,000	$0.200	2.68	October 6, 2020
100,000	$0.225	2.68	October 6, 2020
1,720,000	$0.355	4.43	July 5, 2022
25,000	$0.355	1.44	July 10, 2019

3,395,000		3.03

During the year ended January 31, 2018, the Company granted incentive stock options for the purchase of up to 1,775,000 common shares at a price of $0.355 per share to directors, officers, consultants, and employees of the Company.

No stock options were granted during the year ended January 31, 2017.

On October 6, 2015, the Company granted incentive stock options for the purchase of up to 500,000 common shares to a consultant. These 500,000 stock options have the following prices and vesting terms, and are exercisable on or before October 6, 2020:

-       100,000 at a price of $0.125 vesting after three months

-       100,000 at a price of $0.15 vesting after six months

-       100,000 at a price of $0.175 vesting after nine months

-       100,000 at a price of $0.20 vesting after twelve months

-       100,000 at a price of $0.225 vesting after fifteen months

The table below outlines the share-based payment expense relating to the grant and vesting of stock options and for the extension of the expiry date of warrants during the years ended:

	2018	2017	2016

Directors, officers and employees	$560,000	$-	$-
Investor relations	-	-	-
Consultants	5,250	7,865	13,445
Extension of warrants	-	-	143,697
	$565,250	$7,865	$157,142

- 23 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

12. SHARE CAPITAL AND SHARE-BASED PAYMENTS (continued)

e) Stock options (continued)

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2018	2017	2016
Weighted average assumptions:
Risk-free interest rate	1.42%	0.71%	0.42%
Expected dividend yield	-	-	-
Expected option life (years)	4.96	4.13	3.20
Expected stock price volatility	129.96%	104.02%	100.07%
Forfeiture rate	-	-	-
Weighted average fair value at grant date	$0.32	$0.05	$0.04

13. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a) Key management personnel

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the years ended was as follows:

	2018	2017	2016

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$191,575	$72,019	$64,359
Other members of key management	55,071	34,581	27,531

Share-based payments
Members of the Board of Directors	400,000	-	-
Other members of key management	72,000	-	-
	$718,646	$106,600	$91,890

- 24 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

13. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b) Amounts due to/from relates parties

In the normal course of operations the Company transacts with companies with directors or officers in common.

At January 31, 2018, and January 31, 2017, the following amounts are payable to related parties:

	January 31, 2018	January 31, 2017
Directors	29,250	$88,500
Oniva International Services Corp.	10,615	19,654
Sampson Engineering Inc.	-	918
Intermark Capital Corp.	-	5,250
	$39,865	$114,322

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 15. The transactions with Oniva during the year are summarized below:

	2018	2017	2016
Salaries and benefits	$105,344	$91,346	$72,747
Office and miscellaneous	66,663	38,260	24,176

	$172,007	$129,606	$96,923

Salaries and benefits above includes $35,071 (2017 - $34,581) for key management personnel compensation that has been included in Note 13(a).

14. RECLAMATION PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau of Land Management to be performed on the Robertson Property.

Due to the sale of the Robertson Property, management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be $Nil (US$Nil) (January 31, 2017 - $588,366 (US$452,172)). The risk-free rate of 3% was used to calculate the present value of the reclamation provision at January 31, 2017.

A reconciliation of the reclamation provision is as follows:

	January 31, 2018	January 31, 2017

Beginning balance	$559,257	$645,153
Unwinding of discount	6,786	18,240
Change in estimate	-	(58,141)
Transferred to Barrick (Note 5)	(543,164)	-
Change in foreign exchange rate	(22,879)	(45,995)
	$-	$559,257

- 25 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

15. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-months’ notice by either party. Transactions and balances with Oniva are disclosed in Note 13.

16. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, term deposits, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, term deposits and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2018	January 31, 2017

Cash and cash equivalents held at major financial institutions
Canada – cash and cash equivalents	$1,874,545	$15,260
US – cash and cash equivalents	12,446,888	39,587

	14,321,433	54,847
Term deposits – US	3,694,415	-
Royalty receivable	3,540,753	-
Reclamation deposits held at major financial institutions	-	83,277

Total cash and cash equivalents, term deposits, royalty receivable and reclamation deposits	21,556,601	$138,124

- 26 -

CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

16. FINANCIAL INSTRUMENTS (continued)

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At January 31, 2018, the Company had working capital of $15,296,877 (January 31, 2017 – working capital deficiency of $117,528). The Company has cash at January 31, 2018 in the amount of $14,321,433 (January 31, 2017 - $54,847) for short-term business requirements. Of this amount, $1,676,003 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At January 31, 2018, the Company had current liabilities of $2,839,168 (January 31, 2017 - $191,245). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

c) Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2018 and 2017.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

16. FINANCIAL INSTRUMENTS (continued)

c) Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, royalty receivable, other amounts receivable, amounts receivable from a related party, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2018		January 31, 2017

Cash and cash equivalents	US$	10,125,183	US$	30,424

Term deposits		3,005,300
Other amounts receivable		-		181
Royalty receivable		2,880,300		-
Reclamation bonds		-		64,000
Accounts payable		-		(15,369)

Net exposure	US$	16,010,783	US$	79,326

Canadian dollar equivalent		$19,682,055		$103,101

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2018, a 10% (2017 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,968,206 (2017 - $10,310).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

16. FINANCIAL INSTRUMENTS (continued)

d) Classification of Financial instruments

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2018:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$14,321,433	$-	$-
Term deposits	3,694,415	-	-
Investments	$60,057	$-	$-
	18,075,905

17. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. The Board of Directors does not establish quantitative returns on capital criteria for management. The Company considers its capital structure to consist of the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the year ended January 31, 2018.

18. SUPPLEMENTARY CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	2018	2017	2016

Amounts receivable	$7,473	$(806)	$13,067
Prepaid expenses	(19,060)	687	(13,416)
Accounts payable and accrued liabilities	(28,621)	31,541	(3,728)
Amounts payable to related parties	(73,539)	12,901	1,409
	$(113,747)	$44,323	$(2,668)

Supplementary Cash Flow Disclosures:
Cash paid during the year for:
Interest expense	$-	$-	$-
Income taxes	$-	$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties	$-	$(918)	$(1,212)
Expenditures on exploration and evaluation assets in the amount of forgiven debt	$-	$(8,840)	$(69,030)

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

19. INCOME TAXES

Income tax recovery (expense) differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income (loss) before future income taxes. For the year ended January 31, 2018, the Canadian statutory rate is 26% (2017 - 26%, 2016 – 26%).

	2018	2017	2016

Expected income tax recovery	$(982,000)	$145,000	$161,065
Permanent differences	100,000	(46,000)	(35,857)
Changes in timing differences and other	459,000	(11,000)	(3,792)
Effect of foreign exchange changes on U.S. loss carry-forwards	(52,000)	(412,000)	559,063
Expired losses	-	-	-
Changes in unrecognized deferred income tax assets	(758,000)	(108,000)	(50,115)
Adjustments due to effective tax rate attributable to U.S. tax on subsidiaries	(517,000)	9,000	39,636
Total deferred and current income tax recovery (expense)	$(1,750,000)	$(423,000)	$670,000

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	January 31, 2018	January 31, 2017
Non-capital losses carried forward	$-	$5,486,000
Reclamation provision	-	194,000
Exploration and evaluation assets	(42,000)	(6,734,000)
Equipment and other	-	16,000
Investments	-	(5,000)
Net deferred income tax liabilities	$(42,000)	$(1,043,000)

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	January 31, 2018	January 31, 2017
Non-capital losses carried forward	$2,741,000	$2,017,000
Equipment and other	2,000	1,000
Investments	-	(5,000)
Exploration and evaluation assets	734,000	706,000
Unrecognized deductible temporary differences	$3,477,000	$2,719,000

At January 31, 2018, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $10,153,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows between 2025 and 2038.

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CORAL GOLD RESOURCES LTD. Notes to the Consolidated Financial Statements For the years ended January 31, 2018, 2017, and 2016 (Expressed in Canadian dollars)

20. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the years ended January 31, 2018, 2017, and 2016.

The Company has non-current assets in the following geographic locations:

	January 31, 2018	January 31, 2017

Canada	$61,139	$134,544
USA	3,740,601	19,432,774
	$3,801,740	$19,567,318

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